                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                February 10, 2003

                        Commission File number: 2-6860

                              LIHIR GOLD LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                               Papua New Guinea
                           7th Floor, Pacific Place
                     One Champion Parade, Musgrave Street
                        Port Moresby, Papua New Guinea
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No     X
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LIHIR GOLD LIMITED
ARBN  069 803 998                                                   [LIHIR LOGO]
Incorporated in Papua New Guinea



28 JANUARY 2003


                    FOURTH QUARTER PRODUCTION AND EXPLORATION
                           REPORT TO 31 DECEMBER 2002


HIGHLIGHTS OF THE QUARTER

PRODUCTION

         -        GOLD PRODUCTION FOR THE QUARTER WAS 168,443 OUNCES.

         -        GOLD PRODUCTION FOR THE YEAR WAS 607,087 OUNCES.

         - TOTAL PIT MOVEMENT FOR THE YEAR OF 40,013 KT WAS A 25.3% INCREASE ON THE PREVIOUS YEAR.

COSTS (UNAUDITED)

         - TOTAL CASH COSTS FOR THE QUARTER WERE US$223/OZ AND US$227/OZ FOR THE YEAR.

         - GROSS CASH COSTS FOR THE QUARTER WERE US$239/OZ AND US$245/OZ FOR THE YEAR.

REVENUE

         - AN AVERAGE CASH GOLD PRICE OF US$367 PER OUNCE WAS REALISED IN THE QUARTER AND US$336 FOR THE YEAR.

RESOURCE, RESERVES AND EXPLORATION

         - TOTAL RESOURCE INCREASE BY 6.5 MILLION OUNCES (+19%) TO 41.1 MILLION OUNCES. (DETAILS IN THE RESOURCE/RESERVE STATEMENT RELEASED SEPARATELY)

         - TOTAL RESERVES INCREASE BY 2.2 MILLION OUNCES (+15%) TO 16.7 MILLION OUNCES. (DETAILS IN THE RESOURCE/RESERVE STATEMENT RELEASED SEPARATELY)

         - 12,296 METRES WERE DRILLED DURING THE QUARTER, WITH RESULTS CONTINUING TO BE AT, OR ABOVE, EXPECTATIONS.

MANAGING DIRECTOR'S REVIEW

COMMENTING ON RESULTS, THE MANAGING DIRECTOR NEIL SWAN SAID, "I AM PLEASED WITH ADDING 6.5 MILLION OUNCES TO OUR RESOURCE AND 2.2 MILLION TO OUR WORLD-CLASS RESERVES AS WELL AS HAVING THE BEST QUARTER GOLD PRODUCTION IN 2002, GIVING A TOTAL OF 607,000 OUNCES PRODUCED FOR THE YEAR. COSTS WERE HIGH DUE TO ADDITIONAL MAINTENANCE AND HIGHER OIL COSTS BUT AT THE SAME TIME WE IMPROVED MINING PERFORMANCE, SAW MILLED THROUGHPUT REACH RECORD LEVELS AND HAD OUR BEST EVER ANNUAL SAFETY PERFORMANCE. ALL OF THIS AUGURS WELL FOR FUTURE PERFORMANCE AND WITH RISING GOLD PRICES AND OUR GREATER EXPOSURE TO SPOT WE ENTER 2003 CONFIDENT THAT WE CAN DELIVER A GOOD RESULT."


Quarterly production and exploration report to 31 December 2002

OPERATION REVIEW (please refer to the Attachment for the production and cost data)

PRODUCTION

I.       PERFORMANCE

                                 VARIANCE REPORT
                          PERCENTAGE CHANGE 2002 V 2001

                                                       VARIANCE
                                                       --------
               Total Material Moved                     25.3%
               Ore Milled                                5.8%
               Ore Milled Grade                        (11.6)%
               Gold Recovery                            (1.1)%
               Gold Produced                            (6.3)%


II.      MINING

Total material movement for the year of 40,013 kt was a record and reflects many of the initiatives undertaken to improve the mining rate.

III.     PROCESS PLANT

Gold production for the Quarter was a year's best at 168,443 oz.

Ore milled was a record Quarter result at 1,063 kt. The new pebble crushing circuit was commissioned in September and ramped up to near-full production capacity by early November. Modifications to the circuit in February 2003 will further improve performance.

Gold recovery for the Quarter was 88.7% and was effected by high throughput rates, operation of the flotation plant and poor carbon regeneration kiln availability. Engineering work on de-bottlenecking the gold recovery circuit has commenced with improvements expected by the end of 2003.

HEALTH, SAFETY AND ENVIRONMENT

There was one lost time injury in the Quarter, giving a 12-month rolling Lost Time Injury Frequency Rate of 0.30 per 200,000 hours, which is a best ever annual result. (A Lost Time Injury is when a person cannot return to normal work duties the following shift.)

There were no reportable environmental incidents.


Quarterly production and exploration report to 31 December 2002

RESOURCES, RESERVES AND EXPLORATION

Resource and Ore Reserve

As indicated in the third Quarter report a Resource and Reserve statement has been released separately and shows the first increase in resource since operational start up with the addition of 6.5 million ounces and a further 2.2 million ounces added to the reserve.

The reserves development program continued on the Lienetz and Coastal target areas at high production rates during the Quarter. In total, 33 diamond drill holes for 12,296m were completed. In addition, drilling continued in the Lienetz/Kapit gap, West Minifie, and Coastal/North Lienetz Zones.

Lienetz/Kapit Zone

In the Lienetz program, 19 holes for 8,152m were completed. Assay results from 17 holes were returned, with good intercepts continuing to be received. The better results are summarised below and hole locations are shown on page four:

                                     Lienetz

            Hole number              Target              From       Downhole        Gold Grade
                                                         (m)      Interval (m)       (g Au/t)
              DDHL915             West Lienetz           178           164             5.72
              DDHL939             West Lienetz           150           102             2.75
              DDHL952             West Lienetz           122           106             4.40
              DDHL953             West Lienetz           226            18             6.29
              DDHL932                 Kapit              230            64             6.16
              DDHL933                 Kapit              210            76             6.13
              DDHL934                 Kapit              232           190             4.15
              DDHL946                 Kapit              292           110             5.61
              DDHL947                 Kapit              212            80             4.23
              DDHL960                 Kapit              306            90             4.44
              DDHL961                 Kapit              208            94            10.58

          The above results are selected intersections from within selected holes.

Holes 915, 939, 952, and 953 are all on the western or north western limits of the Lienetz zone. All holes intersected `boiling zone' breccias at around 150 to 200m down hole.

Holes 932,933,934,946,947,960,and 961 returned strong intersections, confirming along strike continuity of the Kapit Zone and physical connection through to Lienetz. The results indicate that the main Kapit high-grade zone is relatively steeply dipping northwards, and not sub-horizontal and deep as was interpreted from the previous sparse drilling. The Kapit zone remains open to the east and west and the exploration drilling into this area is being rescheduled to prioritise conversion to reserves.

West Minifie Zone

7 holes for 1,517m were completed at West Minifie.

Assay results from 7 holes were returned, with better results summarised below.

                                West Minifie Zone

                   Hole number       Target         From       Downhole    Gold Grade
                                                     (m)     Interval (m)   (g Au/t)
                     DDHL918      West Minifie        74          60            2.94
                                                     202           2           98.00
                     DDHL921      West Minifie       176          20            3.33
                     DDHL923      West Minifie       134          10            8.46

                  The above results are selected intersections from within selected holes.

The drilling has enabled the western limit of the Minifie mineralisation to be established, but no significant high-grade extensions have been identified.


Quarterly production and exploration report to 31 December 2002

                  [DECEMBER QUARTER 2002 DRILL LOCATIONS MAP]


Quarterly production and exploration report to 31 December 2002

Coastal / North Lienetz Zones

7 holes for 2,627m were completed at Coastal/North Lienetz Zone. Assay results for 8 holes were returned, with better results summarised below.

                          Coastal / North Lienetz Zone

                    Hole number       Target        From       Downhole    Gold Grade
                                                     (m)     Interval (m)   (g Au/t)
                     DDHL1017       Coast/NLtz       204          32            3.70
                                                     274          26            3.28
                     DDHL1018       Coast/NLtz       222          16            4.96
                                                     268          32            4.68
                     DDHL1019       Coast/NLtz       312          36            2.46
                     DDHL1022       Coast/NLtz       170          46            4.50
                     DDHL1023       Coast/NLtz       140          24            3.19

                  The above results are selected intersections from within selected holes.

The results from the cold hole drilling continued to indicate the presence of relatively narrow mineralized zones. Some better intercepts were received in holes DDHL1018 and 1022, however these will not materially change the overall result for this zone.

FINANCIAL (UNAUDITED)

         COSTS

                                TOTAL CASH COSTS*

                                                          FULL YEAR       FOURTH QUARTER        THIRD QUARTER
                                                            2002               2002                 2002
         Gross Cash Costs                   US$/oz           245                239                  267
         -        Deferred mining costs                       (6)               (19)                  (1)
         -        Inventory adjustments                      (12)                 3                  (16)
         * Total Cash Costs                                  227                223                  250

           * Gold Institute Standard

GOLD REVENUE

Realised revenues for the Quarter and Year to Date were:

                                                 FULL YEAR        FOURTH QUARTER
                                                   2002                2002
                                                 (US$/OZ)            (US$/OZ)
           Cash Sales                              $336                $367
           Deferred Hedging Gains / Costs          $ 20                $ 19
                                                 -------------------------------
           Total                                   $356                $386

           Average Spot Price                      $310                $322


HEDGING


Quarterly production and exploration report to 31 December 2002

Total hedging of 2.1 million ounces is now 12.9% of reserves following the release of the updated reserve statement and is in line with our previous statement to the market in June 2002.

The hedgebook profile is shown in the table below:

                                HEDGING POSITION

               SPOT DEFERREDS           FORWARDS         PUT OPTIONS BOUGHT     CALL OPTIONS SOLD     CALL OPTIONS BOUGHT
               OUNCES     PRICE      OUNCES      PRICE    OUNCES     PRICE      OUNCES      PRICE      OUNCES       PRICE
               ----------------------------------------------------------------------------------------------------------
  Q1 2003                            75,994     $329.47                                                   0         $0.00
  Q2 2003                            79,494     $328.05                                                   0         $0.00
  Q3 2003                            79,494     $329.88                                                   0         $0.00
  Q4 2003        0        $0.00      76,994     $331.05                                                   0         $0.00

               ----------------------------------------------------------------------------------------------------------
 TOTAL 2003      0        $0.00     311,977     $329.60        0    $  0.00          0     $  0.00        0         $0.00

    2004                            217,977     $325.38   20,000    $335.00     20,000     $365.00
    2005                            178,988     $335.27   95,000    $320.39     95,000     $326.71
    2006                            222,500     $321.90   39,000    $325.26     39,000     $336.74
    2007                            330,000     $323.76   96,000    $319.17     96,000     $319.08
    2008                            375,475     $331.96   40,000    $335.00     20,000     $365.00
    2009                            243,185     $350.76        0    $  0.00          0     $  0.00
    2010                             10,000     $327.00        0    $  0.00          0     $  0.00

               ----------------------------------------------------------------------------------------------------------
                 0        $0.00   1,890,101     $330.90  290,000    $323.66    270,000     $331.12        0         $0.00
               ==========================================================================================================


The mark-to-market value at 31 December 2002 was negative US$66 million using a spot price of US$342.75 per ounce.

OUTLOOK

Steps are being taken to improve the cost performance in the mining department and these should start to be realised in the second half of the year.

With the new reserve statement, a pre-feasibility study will be undertaken in the first half of 2003 to explore the potential to expand the process plant and applicable infrastructure. The study will need to satisfy rigorous internal hurdles before a full feasibility is undertaken.

Debottlenecking in the process plant will continue with the autoclave feed pump duplication on target for completion in Q2 2003 and the carbon in leach upgrade due for completion in Q4 2003. The 6MW geothermal power plant will be commissioned in mid-2003 and the study on the potential for a larger cost effective geothermal plant continues to indicate a robust case and will be finalised in the near future.

Production in 2003 will benefit from the process improvements undertaken in 2002.


Quarterly production and exploration report to 31 December 2002

On 25th February, the Company will be releasing its full year financial results. As guidance, investors should be aware of the potential of a write back of the asset impairment recognised in previous years.




CONTACT FOR INVESTOR INFORMATION
Rod Antal
Manager - Corporate, Safety and Investor Relations
Tel:              +61 7 32295483
Fax:              +675 9864 018
E-mail:           rpa@lihir.com.pg
Website:          www.lihir.com.pg

SHAREHOLDER ENQUIRES
Matters related to number of shares held, changes of address should be directed to:
Computershare Investor Services
Centre Plaza One
Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel:              +61 7 3237 2102
Fax:              +61 7 3229 9860
E-mail:           mark.casey@computershare.com.au

ADR DEPOSITARY:
The Bank of New York
101 Barclay St 22 West
New York 10286
Tel:              +1 212 815 3874


Quarterly production and exploration report to 31 December 2002

PRODUCTION AND FINANCIAL DATA

                                                UNAUDITED
                                                FULL YEAR      Fourth         Third       Second        First      Full Year
                                                  2002         Quarter       Quarter      Quarter      Quarter       2001
                                                                2002          2002         2002         2002
MINE
Ore mined                           Kt             9,291         1,947         2,646        2,058        2,640        7,851

Material moved                      Kt            40,013         9,961        10,582        9,315       10,155       31,933


PROCESSING
Ore milled                          Kt             3,828         1,063           891          970          904        3,619

Grade                               g Au/t          5.46          5.44          5.25         5.64         5.49         6.18

Recovery                            %               89.6          88.7          90.2         89.6         90.1         90.6

Gold poured                         Oz           607,087       168,443       137,345      153,769      147,530      647,942

REVENUE/COSTS
Gold Sold                           Oz           593,155       151,316       142,555      162,065      137,219      643,368

Average cash price received         US$/oz           336           367           325          335          314          311

Average price received including    US$/oz           356           386           346          353          336          355
deferred hedging gains / costs

Gross cash cost                     US$/oz           245           239           267          248          227          216
-        deferred mining costs                        (6)          (19)           (1)          (2)          (2)          (4)
-        inventory adjustments                       (12)            3           (16)         (33)          (3)           9

Total cash costs                                     227           223           250          213          222          221
-        depreciation and                             45            44            47           41           48           52
         amortisation

Total production costs                               272           267           297          254          270          273


Quarterly production and exploration report to 31 December 2002

                                  [LIHIR LOGO]

                               LIHIR GOLD LIMITED

                        Incorporated in Papua New Guinea
                                ARBN 069 803 998

                                                              STOCK MARKET CODES
                                                                       ASX - LHG
                                                                    POMSOX - LHG
                                                                  NASDAQ - LIHRY

DATE:    28 JANUARY 2003

                    LIHIR ANNOUNCES A SIGNIFICANT INCREASE IN
                              RESOURCE AND RESERVES

         - TOTAL RESOURCE INCREASE BY 6.5 MILLION OUNCES (+19%) TO 41.1 MILLION OUNCES.

         - TOTAL RESERVES INCREASE BY 2.2 MILLION OUNCES (+15%) TO 16.7 MILLION OUNCES.

         - CONTINUITY OF MINERALISATION BETWEEN LIENETZ AND KAPIT CONFIRMS POTENTIAL FOR FURTHER INCREASE IN ORE RESERVES.

The resource and ore reserves in the table below are based on a major review of Lihir's resource model completed in December 2002.

Since the previous reserve release in January 2002, substantial diamond drilling has been carried out in western half of Lienetz (69 holes), east Lienetz/Coastal (33 holes), west Minifie (10 holes) and in Kapit (10 holes). Holes included in the revised resource model are those available to the end of October 2002.

As reported during 2002, new mineralised extensions to the Lienetz and Kapit areas have been identified and these are now represented in the resource model for the first time.

Based on additional drill data, and a full review of mining and processing costs, a new optimised pit design has also been completed.

On this basis, the Measured, Indicated and Inferred Mineral Resources, inclusive of the Ore Reserves, are 404.1 million tonnes averaging 3.16 grams of gold per tonne for 41.1 million ounces of contained gold. Included within this are Proved and Probable Ore Reserves of 143.0 million tonnes averaging 3.63 grams of gold per tonne for 16.7 million ounces of contained gold.


Lihir Gold Limited                                                        1 of 5
ASX Release - Updated Reserves
28 January 2003

The following tables show the composition of Lihir's 41.1 million ounces of resource and 16.7 million ounces of reserves.

IDENTIFIED MINERAL RESOURCES(1) ( Resources include reserves)

                                               RESOURCE           TONNES        AVERAGE GRADE       CONTAINED
                                               CATEGORY         (MILLIONS)        (G AU/T)        OUNCES(3)&(4)
                                                                                                    (MILLIONS)
                                               --------         ----------      -------------     -------------
Minifie, Lienetz, Borefields, Coastal and      Measured            31.9             3.08               3.2
Kapit Deposits
                                               Indicated          179.4             3.66               21.1
                                               Inferred           192.8             2.72               16.8
TOTAL RESOURCE (2)                                                404.1             3.16               41.1

(1) Cut-off grade 1.5g Au/t (equivalent to US$350 per ounce cut-off grade)

(2) Inferred resource material falling within the planned mining pit, along with indicated material between the resource cut-off of 1.5g Au/t and the reserve cut-off of 1.7g Au/t within the mine pit, is not included in stated resources. This identified material accounts for an additional 25.9 Mt @ 1.7g Au/t containing 1.4 M oz

(3) Resources for the period have been depleted by mining. Substantial new resource was added in the Kapit and West Lienetz areas.

(4) The number of contained ounces does not indicate the ounces that will ultimately be recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves and upon mining and processing efficiency.

(5) December 31 2001 resource was 353.9 Mt at 3.04g Au/t for 34.6 M oz Au.


ORE RESERVES (1)

                                                RESERVE           TONNES        AVERAGE GRADE      CONTAINED
                                               CATEGORY         (MILLIONS)        (G AU/T)         OUNCES(4)
                                                                                                   (MILLIONS)
                                               --------         ----------      -------------      ----------
Reserves at 31st December 2002 (2)              Proved              6.0             4.01               0.8
                                               Probable           111.2             3.79              13.5
Sub total                                                         117.2             3.80              14.3
Stockpiled Ore(3)                               Proved             25.8             2.86               2.4
TOTAL RESERVES                                                    143.0             3.63              16.7


(1) Reserve tonnages have been depleted during 2002 by mining activity. Reserves quoted are those remaining below the 31 December 2002 mining surface, within a revised ultimate pit design (January 2003), based on the December 2002 revised resource model.

(2) Cut-off grade for the reserve calculations is fixed at 1.6g Au/t for the first 6.5 years of mining operations (until end of 2003), increasing to the economic cut-off, currently 1.7 g Au/t for the remaining mine life. This is required under the Mining Development Contract with the Independent State of PNG.

(3) Stockpiled ore totals reflect ore above cut-off currently on stockpile at 31 December 2002.

(4) The reserves reflect an assumed life-of-mine gold price of US$305 per ounce. The number of contained ounces does not indicate the ounces that will ultimately be recovered. The Company currently estimates an overall recovery of 14.9 million ounces of gold from the 16.7 million contained ounces.

(5) December 31 2001 reserve was 120.8 Mt at 3.90 g Au/t for 15.1 M oz Au (US$300 oz).

(6) The PNG government froze the phasing out of the mining levy in the budget in December 2002. Positive discussions are underway with the government to review this decision. Should the government decide to retain the level proposed in the budget for the life of the operation, it would reduce reserves by 1.9 million ounces. This reduction is not included in the 2002 reserve update.


Lihir uses a long-term gold price assumption for grade cut-off and pit design purposes of US$305 per ounce. This represents a mid-point of other major gold producer assumptions and has been independently verified.

In order to assess the potential impact from a change to the long term gold price assumption, a reserve sensitivity case at US$285 per ounce reduces the reserve by 15% to 14.2 M oz contained gold. A gold price assumption of US$325 per ounce would increase the reserve by 6% to 17.7 M oz contained gold.


Lihir Gold Limited                                                        2 of 5
ASX Release - Updated Reserves
28 January 2003

Comparisons

The reserve estimate at December 2001 was a Proved and Probable reserve of 15.1moz compared to the current 16.7 M oz at end 2002. This represents a 1.6 M oz or 10.5% reserve increase (net of 2002 depletion) achieved during the year.

Comparison of the December 2002 position on the depleted previous model (December 2001) shows an increase of 2.2 M oz or 15% in reserves over the same period.

RESERVE COMPARISON (1)

  Reserves                   END-DECEMBER 2001             END-DECEMBER 2002             END-DECEMBER 2002
                                2001 MODEL                    2001 MODEL                    2002 MODEL
------------------        -------------------------     -------------------------     -------------------------
                           Mt       g Au/t     Moz       Mt       g Au/t     Moz       Mt        g Au/t    Moz
                          ----     --------   -----     ----     --------   -----     ----      --------  -----
In Pit Ore                100.4      4.10      13.2      91.1      4.12      12.1     117.2       3.80     14.3

Stockpile Ore              20.4      2.87       1.9      25.8      2.86       2.4      25.8       2.86      2.4

TOTAL RESERVE             120.8      3.90      15.1     117.0      3.85      14.5     143.0       3.63     16.7

The total average gold grade has changed from 3.90g Au/t to 3.63 g Au/t. This is due to the depletion of higher grade ore in the normal course of mining in 2002, the addition of ore at lower grade than that mined and the inability to use high-grade drill results from Lienetz and Kapit in the reserve model until the necessary mine technical work has been completed. See diagram on the last page.

FURTHER DEVELOPMENTS

The large increase to the resource base included in this statement (+19%) results from the identification during the course of the year of substantial linking mineralisation between the Lienetz and Kapit deposits and significant extensions to the Kapit mineralisation.

This mineralisation, which remains open to the west, was unavailable for inclusion in reserve studies as geotechnical and mining studies are yet to be completed. The table below summarizes some of the good intersections received from this zone during the second half of 2002.

                                      Kapit

            Hole number              Target              From       Downhole        Gold Grade
                                                         (m)      Interval (m)       (g Au/t)
              DDHL931                 Kapit              272            78              4.50
              DDHL932                 Kapit              230            64              6.16
              DDHL933                 Kapit              210            76              6.13
              DDHL934                 Kapit              232           190              4.15
              DDHL946                 Kapit              292           110              5.61
              DDHL947                 Kapit              212            80              4.23
              *DDHL960                Kapit              306            90              4.44
              *DDHL961                Kapit              208            94             10.58

          The above results are selected intersections from within selected holes.
          * Not included in this resource statement.


Lihir Gold Limited                                                        3 of 5
ASX Release - Updated Reserves
28 January 2003

                         [MINERALISATION LOCATIONS MAP]


Lihir Gold Limited                                                        4 of 5
ASX Release - Updated Reserves
28 January 2003

The information in this report that relates to Mineral Resources or Ore Reserves is based on information compiled by the Company's Chief Geologist, Steve Hunt, who is a member of the Australian Institute of Geoscientists and a full-time employee of the Company. Steve Hunt has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Steve Hunt consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

--------------------------------------------------------------------------------

For further information, please contact:

Rod Antal
Manager - Corporate, Safety and Investor Relations
Telephone:        +617 3229 5483
E-mail:           rpa@lihir.com.pg

Website:          www.lihir.com.pg


Lihir Gold Limited                                                        5 of 5
ASX Release - Updated Reserves
28 January 2003
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                                  [LIHIR LOGO]

                               LIHIR GOLD LIMITED

                        INCORPORATED IN PAPUA NEW GUINEA
                                ARBN 069 803 998

                                                              STOCK MARKET CODES
                                                                       ASX - LHG
                                                                  NASDAQ - LIHRY
                                                                    POMSOX - LHG

Date:    28 January 2003



                   APPOINTMENT OF LIHIR GOLD LIMITED DIRECTOR

At a meeting of directors held on 22 January 2003, Peter William Cassidy (57) BSc (Eng), PhD C.Eng, was appointed as a Director of Lihir Gold Limited effective 28 January 2003.

Peter has over 30 years experience in the mining industry in Australia, Papua New Guinea, the USA and Indonesia. From 1995 until his retirement in 2002, Peter was CEO of Goldfields Limited. He continued as a Director of Auriongold Limited until completion of its takeover by Placer Dome Limited in January 2003. Peter is also a non-executive Director of Oxiana Resources NL and Sino Gold Limited.



Ross Garnaut
Chairman


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FOR FURTHER INFORMATION CALL (675) 986 5604
ROD ANTAL                  MANAGER CORPORATE, SAFETY AND INVESTOR RELATION

WEB SITE WWW.LIHIR.COM.PG

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               LIHIR GOLD LIMITED

                                               By: /s/ Rod Antal
                                                   --------------------




DATE:  February 10,  2003